# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Manchester United plc, CIK 0001549107
CUSIP: G5784H106
Title of class of securities: Class A Ordinary Shares, par value $0.0005 per share
Address of issuer's principal executive offices: Sir Matt Busby Way, Old Trafford, Manchester, United Kingdom (X0), M16 0RA
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000945621-25-000967
Filed by CIK 0000898382

## Reporting persons
- Cooperman Leon G.: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); sole voting power 2,922,076; shared voting power 0; sole dispositive power 2,922,076; shared dispositive power 0; aggregate amount beneficially owned 2,922,076 (5.2% of the class)

## Item 1. Issuer
Name of issuer: Manchester United plc
Address of issuer's principal executive offices: Sir Matt Busby Way, Old Trafford, Manchester, United Kingdom, M16 0RA

## Item 2. Person Filing
Name of person filing:
This statement is filed on behalf of Leon G. Cooperman ("Mr. Cooperman"). Mr. Cooperman is engaged in, among other activities, investing for his own account.

Mr. Cooperman is the Managing Member of Omega Associates, L.L.C. ("Associates"), a limited liability company organized under the laws of the State of Delaware. Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles. Associates is the general partner of a limited partnership organized under the laws of Delaware known as Omega Capital Partners, L.P. ("Capital LP"), a private investment firm comprised of Cooperman family funds engaged in the purchase and sale of securities for investment for its own account.
Address of principal business office or, if none, residence: Mr. Cooperman's principal business office address is St. Andrews Country Club, 7118 Melrose Castle Lane, Boca Raton, FL 33496.
Citizenship: Mr. Cooperman is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by this item with respect to the Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G. Mr. Cooperman may be deemed the beneficial owner of 2,922,076 Class A Ordinary Shares held directly by Capital L.P., which constitute approximately 5.2% of the total number of Class A Ordinary Shares outstanding, calculated based on 56,086,184 Class A Ordinary Shares outstanding as of September 30, 2025, as reported in the Issuer's Current Report on Form 6-F filed with the Securities and Exchange Commission on December 12, 2025.
Percent of class: 5.2%
Sole power to vote or to direct the vote: 2,922,076
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,922,076
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Cooperman Leon G.: /s/ Edward Levy, Edward Levy, Attorney-in-Fact (02/17/2026)
Comment: Duly authorized under POA effective as of August 10, 2016 and filed on August 12, 2016.